Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Coastal Brands, Inc.
3135 Southgate Circle
Sarasota, FL 34239
https://www.bushwackerspirits.com/

Up to $124,000.00 in Common Stock at $2.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Coastal Brands, Inc.
Address: 3135 Southgate Circle, Sarasota, FL 34239
State of Incorporation: DE
Date Incorporated: November 14, 2024

Terms:

Equity

Offering Minimum: $124,000.00 | 62,000 shares of Common Stock
Offering Maximum: $124,000.00 | 62,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Amount-Based Perks

Tier 1 | $250

Invest $250+ and receive 1 Exclusive Bushwacker Investor Hat, 1 Exclusive Bushwacker Investor T-Shirt, 1 Exclusive Bushwacker Investor Sticker& 1 Ownership Certificate

Tier 2 | $500

Invest $500+ and receive 1 Exclusive Bushwacker Investor Hat, 1 Exclusive Bushwacker Investor T-Shirt, 1 Exclusive Bushwacker Investor Sticker, 2 Exclusive Bushwacker Investor Tumblers, 10% Discount in Merch Store and 1 Ownership Certificate

Tier 3 | $1000

Invest $1000+ and receive 1 Exclusive Bushwacker Cooler Backpack, 2 Exclusive Bushwacker Investor Hats, 2 Exclusive Bushwacker Investor T-Shirts, 2 Exclusive Bushwacker Investor Stickers, 2 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate & Bushwacker Founders Club Perks

Tier 4 | $5000

Invest $5000+ and receive 5% Bonus Shares, 1 Exclusive Bushwacker Cooler Backpack, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate and Bushwacker Founders Club Perks

Tier 5 | $10,000

Invest $10,000 and receive 5% Bonus Shares, 2 Exclusive Bushwacker Cooler Backpacks, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate, Bushwacker Founders Club Perks and Help Bushwacker decide their next flavor! You will get exclusive updates on the behind the scenes R&D process and participate in helping choose what the next flavor will be!

Tier 6 | $25,000

Invest $25,000+ and receive 10% Bonus Shares, 2 Exclusive Bushwacker Cooler Backpacks, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate, Bushwacker Founders Club Perks, Help Bushwacker decide their next flavor and you can also participate in the taste test of the new product development!

Tier 7 | $50,000

Invest $50,000+ and receive 15% Bonus Shares, 2 Exclusive Bushwacker Cooler Backpacks, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store for 1 year, 1 Ownership Certificate, Bushwacker Founders Club Perks, Round trip airfare and hotel for a 4 day 3 night trip to the beautiful gulf coast in Florida. A fun guided tour Bushwacker Crawl to visit some of the most famous locations that serve Bushwackers & hang out with the founders during your choice of a fishing trip, round of golf, or similar activity.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Perks involving product discounts are subject to state shipping laws and regulations. Alcohol orders can only be shipped to states where the company is legally permitted to distribute. Availability may vary, and certain restrictions may apply.

***Perks occur after offering is complete.

The 10% StartEngine Venture Club Bonus

Coastal Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Bushwacker Spirits manages the production and sale of ready-to-drink (RTD) Bushwacker cocktail products, specializing in delivering the beloved coastal cocktail experience in a convenient format. With a growing presence in 17 states, primarily in the Southeastern United States, we believe Coastal Brands is poised to expand its market reach while maintaining the active status of Bushwacker Spirits for its essential alcohol licensing.

Corporate History

Coastal Brands, Inc. was incorporated on October 7, 2024, in Delaware as a holding company for Bushwacker Spirits LLC, its predecessor.

Competitors and Industry

Competitors

Key competitors in the RTD cocktail space include:

1. Cutwater Spirits: Known for a wide variety of canned cocktails with high-quality ingredients.

2. High Noon: A leading brand in vodka-based RTD beverages.

3. Canteen Spirits: Offers diverse, ready-to-enjoy canned cocktails.

4. White Claw and Truly: While primarily spiked seltzers, these brands cater to the same convenience-oriented, premium beverage consumer base.

We believe Bushwacker Spirits differentiates itself with its unique focus on tropical, coastal cocktails like the iconic Bushwacker, crafted with all-natural ingredients and awarded Double Gold at the prestigious San Francisco World Spirits Competition.

Industry

The Company operates within the rapidly expanding ready-to-drink (RTD) cocktail market, currently valued at $19.5 billion. The industry has experienced significant growth due to increasing consumer demand for high-quality, convenient, and premium beverages that replicate bar-like experiences. Bushwacker Spirits leverages this trend with its unique coastal-inspired cocktails, appealing to consumers seeking convenience without compromising on taste or quality.

Current Stage and Roadmap

Current Traction

1. Awards & Recognition: Bushwacker Spirits earned Double Gold at the 2024 San Francisco World Spirits Competition, standing out among over 5,500 entries.

2. The brand has expanded into 17 states, partnering with 30+ top-tier distributors, creating a solid foundation for future growth.

3. The Bushwacker cocktail is gaining cultural relevance, as evidenced by being the most searched cocktail on Google in multiple states.

4. Strong consumer interest in convenient, high-quality beverages is driving sales and bolstering Bushwacker's reputation.

Future Roadmap

Over the next few years, Coastal Brands aims to:

- Expand Market Reach: Increase distribution to additional states beyond the current 17, with a focus on high-demand regions in the U.S.

- New Product Development: Develop and launch additional RTD cocktail variations and other beverage offerings to diversify the portfolio.

- Enhanced Branding: Continue to invest in brand awareness and marketing campaigns to reinforce Bushwacker Spirits as a leading name in the RTD market.

- Strategic Partnerships: Strengthen relationships with distributors and retailers to maximize shelf presence and sales velocity.

- Revenue Growth: Achieve substantial growth in sales through an expanded product lineup and increased retail penetration.

The Team

Officers and Directors

Name: Michael Dwaine Smith Jr

Michael Dwaine Smith Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member and CEO
  Dates of Service: March, 2020 - Present
  Responsibilities: Co-Founder, Board Member, and CEO involved in all operations.

Name: Eric Dandridge Daigle

Eric Dandridge Daigle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Operations
  Dates of Service: October, 2022 - Present
  Responsibilities: Oversees day-to-day operations

Other business experience in the past three years:

- Employer: Next Step Prosthetics
  Title: Director of Operations
  Dates of Service: August, 2016 - September, 2022
  Responsibilities: Manage all the day to day operations.

Name: Carter Shelton Echols

Carter Shelton Echols's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, Chief Financial Officer, Director
  Dates of Service: March, 2020 - Present
  Responsibilities: Co Founder of Bushwacker. Head of Manufacturing and Compliance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established

markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal,

the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on

one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If We Do Not Comply With The Specialized Regulations And Laws That Regulate The Alcoholic Beverage Industry, Our Business Could Be Materially Adversely Affected

The alcohol industry is regulated extensively by federal agencies, including without limitation the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of the Treasury ("TTB"), the Federal Communications Commission and the Food and Drug Administration. Every state has its own separate alcoholic beverage regulations and regulatory agencies, including without limitation the California Department of Alcoholic Beverage Control ("ABC"), the California Department of Food and Agriculture, the California Department of Tax and Fee Administration. Many local jurisdictions have separate rules and regulations governing the alcohol industry as well. Regulated areas include licensing, production, importation, exportation, distribution, retail, sale, product labeling and advertising, taxes, marketing, pricing, delivery, ownership restrictions, prohibitions on sales to minors, franchise laws, trade practices (including marketing methods, and interactions and relationships among the three tiers of the alcohol industry -- producers, wholesalers and retailers). We cannot assure you that we are or will always be in full compliance with all applicable regulations or laws, that we will be able to comply with any future regulations and laws, that we will not incur material costs or liabilities in connection with compliance with applicable regulatory and legal requirements, or that such regulations and laws will not materially adversely affect our alcohol business. We rely on various internal and external personnel with relevant experience to comply with applicable regulatory and legal requirements, and the loss of personnel with such expertise could adversely affect our alcohol business. Licenses, tax permits, registrations and additional approvals issued by state and federal alcoholic beverage regulatory agencies are required in order to produce, import, distribute, sell and ship alcohol. We have basic permits with TTB under the Federal Alcohol Administration Act, and we will have state importation permits with ABC, and various out-of-state permits with other states. These approvals and permits as well as our other registrations and approvals must remain in compliance with state and federal laws in order to keep our licenses in good standing. There is no guarantee the Company can maintain its current licenses, permits, registrations and other government approvals. There is no guarantee the Company will be able to obtain additional licenses, permits, registration and other government approvals to grow or adjust its business objectives. Failure of investors to disclose information to the Company can result in compliance failures. Generally, compliance failures of any sort can result in fines, license suspension, license revocation, and expulsion of owners or officers from the Company by federal and state agencies. In some cases, compliance failures can also result in cease-and-desist orders, injunctive proceedings or other criminal or civil penalties by federal and state agencies. If our licenses do not remain in good standing, our alcohol business could be materially adversely affected. The federal government and most states impose taxes on alcohol beverage production, distribution, shipping and/or sales in varying amounts which are frequently changing. Significant increases in such taxes on alcohol beverage products and delivery thereof could materially and adversely affect the financial condition or results of operations for the Company, and thereby affect the Company and/or its subsidiaries' operations.

Federal And State Laws Governing Ownership Interests In Alcoholic Beverage Licensees May Impact Your Ability To Invest In The Company.

Alcohol beverage licensees, their owners, officers, employees and agents are subject to state and federal trade practices and "tied-house" laws that restrict and/or prohibit certain ownership or financial interests, relationships and interactions among and between the three tiers of the alcoholic beverage industry – those tiers being the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules and exceptions to the rules regarding such investments are materially different among the federal government and each state. They are also subject to frequent change and varying degrees of enforcement and focus. Further, alcohol beverage licensees are subject to applicable state and federal laws restricting and/or prohibiting ownership and relationships with individuals with certain criminal histories, including without limitation, felonies, certain misdemeanor violations, and crimes of moral turpitude. We cannot make any assurances that investments in the company by investors are permissible by the federal government or state regulatory agencies if (a) an investor or qualifying family member has an impermissible criminal violation, or (ii) such investor or investor's qualifying family member holds direct or indirect interests in domestic or foreign alcoholic beverage licensees or, in some instances, is even just employed by or contracted as an agent with another licensee, or (c) such investor's investment results in any other trade practice or tied-house violation under state or federal law. No state alcohol regulatory agency or federal alcohol regulatory authority has reviewed, passed on or endorsed the merits, adequacy or accuracy of this Offering, or the conformity of its/their provisions under any law or act, including without limitation the California Alcohol Beverage Act or Federal Alcohol Administration Act. It is within the purview of the TTB, ABC and each state alcohol regulatory agency to investigate our compliance with federal and state trade practice and tied-house requirements regardless of such investors' amount of investment in the Company. In connection therewith, the Investor is required to represent and warrant to the Company in connection with this offering that each investor is not disqualified under applicable laws from owning equity interests in the Company and that Investor will promptly provide the Company with all information and documentation necessary or desirable for the Company to make such determination. If an investor is disqualified at the time of investment, not truthful in its representation to the Company, or subsequently takes any actions or causes any omissions that result in a disqualifying event, the investor's shares may be subject to redemption.

Compliance with Alcohol Beverage Laws and Potential Ownership Restrictions Including Redemption
Investors should be aware that the Company operates in a highly regulated environment, particularly concerning federal, state, and local alcohol beverage laws, including Tied-House laws. These laws govern the relationships between alcohol manufacturers, wholesalers, and retailers to prevent undue influence and ensure fair competition. If the Company determines, in its sole discretion and upon the advice of counsel, that an investor's continued ownership of stock, or failure to provide requested information to verify compliance with these laws, jeopardize the Company's current or prospective alcoholic beverage licenses, privileges, or its overall compliance with applicable laws, the Company reserves the right to redeem some or all of the investor's shares or require the investor to withdraw from the Company. If an investor's ownership creates a violation or risk of violating Tied-House laws—such as through prohibited ownership in another tier, undue influence, or regulatory changes— the investor may be required to sell or transfer their ownership interest. This transfer must occur within a set period and at fair market value, subject to the Company's right of first refusal and approval of any third-party transfer. These actions are essential to ensure the Company's continued compliance and protect its licenses and operations.

Prior Litigation
The CEO, during their tenure at a previous company, was involved in a patent lawsuit that was amicably settled in 2019. This matter does not relate to the current issuer or its operations.

CEO's Father
The CEO's father, Michael Dwaine Smith Sr., was subject to an SEC complaint. Michael Dwaine Smith Sr. is not involved in the management or operations of Coastal Brands Inc. or Bushwacker Spirits LLC.

Pending Dispute with Vendor Regarding Alleged Orders
The company is currently in discussions with Berlin Packaging regarding a disagreement over the number of bottles and corks allegedly ordered. Berlin Packaging asserts additional amounts are owed, but the company believes these claims are unsubstantiated, as no signed purchase orders or agreements exist. The company is working with legal counsel to resolve the matter and does not anticipate significant operational or financial impact.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kaboom Computers LLC (100% owned by Michael)	1,776,231	Common Stock	24.5%
CTAO Investments LLC (100% owned by Carter)	1,775,782	Common Stock	24.49%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 62,000 of Common Stock.

Common Stock

The amount of security authorized is 8,200,000 with a total of 7,249,999 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,249,999
  Use of proceeds: Founders Shares
  Date: November 14, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,444,994 compared to $1,477,451 in fiscal year 2023.

Sales were roughly the same as we had seen fast growth in the previous 2 years leading up to 2022. We then slowed expansion during 2023 and 2024 to build out the manufacturing process and secure new distribution contracts to prepare for further expansion in 2025.

Cost of sales

Cost of Sales for fiscal year 2022 was $956,914 compared to$1,163,067 in fiscal year 2023.

Cost of Sales was similar in both years with a slight rise in 2023 as we took on extra cost to prepare our manufacturing processes for future expansion.

Gross margins

Gross margins for fiscal year 2022 were $488,080 compared to $314,384

There was a slight decrease in gross margins as we absorbed some additional costs in our efforts to prepare our manufacturing processes for future expansion.

Expenses

Expenses for fiscal year 2022 were $1,977,587 compared to $2,013,157 in fiscal year 2023.

Expenses for these 2 years were very similar and were indicative of building out the team and company infrastructure for future growth.

Historical results and cash flows:

The Company is currently in the expansion and growth stage and revenue generating stage. We are of the opinion that the historical cash are not indicative of the revenue and cash flows expected for the future because we have prepared expansion processes and contracts that we expect to push the company toward cash flow positive status quickly. Past cash was primarily generated through equity investments and sales. Our goal is to expand and increase revenue. Our past cash flow performance has been a result of building out company infrastructure in preparation for accelerated growth. That accelerated growth is scheduled to take place beginning in 2025 and continue from there. Once this expansion revenue begins to flow, it is expected to bring the company toward cash flow positive quickly.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc…)

As of November 2024, the Company has capital resources available in the form of capital contributions of $50,000 and $50,000 in cash.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our operations and expansions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $60k for expenses related to operations,sales, and marketing. If only the minimum is raised we plan to take steps to reduce expenses in order to operate for a longer period.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2-3 years minimum. This is based on a current monthly burn rate of $60k for expenses related to operations and sales and marketing with the expectation that the company may become cash flow positive within 2 years if sales projections are achieved.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has raised capital from existing investors who are committed to operating the business with the goal of becoming cash flow positive or achieving a successful exit. These angel-type investors may be a source for additional capital if needed in the future.

Indebtedness

- Creditor: Intuit Financing Inc. ("IFI")
  Amount Owed: $39,000.00
  Interest Rate: 13.0%
  Maturity Date: July 31, 2025

- Creditor: National Funding Inc.
  Amount Owed: $77,729.00
  Interest Rate: 7.0%
  Maturity Date: January 31, 2025

- Creditor: Truist Financial
  Amount Owed: $75,073.00
  Interest Rate: 3.0%

Maturity Date: October 31, 2025

- Creditor: Brewbaker Motors Inc.
  Amount Owed: $62,782.00
  Interest Rate: 4.0%
  Maturity Date: July 01, 2025

- Creditor: American Express National Bank
  Amount Owed: $57,980.00
  Interest Rate: 13.0%
  Maturity Date: July 01, 2025

- Creditor: Bryant Bank
  Amount Owed: $1,488,874.00
  Interest Rate: 6.0%

- Creditor: Byzfunder
  Amount Owed: $17,116.00
  Interest Rate: 7.0%
  Maturity Date: August 01, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,499,998.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  8.7%
  We will use 8.7% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  30.0%
  We will use 30% of the funds raised to purchase inventory for the Company's products in preparation of expansion.

- Company Employment
  8.8%
  We will use 8.8% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  35.0%
  We will use 35% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fee
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  8.7%
  We will use 8.7% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  30.0%
  We will use 30% of the funds raised to purchase inventory for the Company's products in preparation of expansion.

- Company Employment
  8.8%
  We will use 8.8% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing. Wages to be commensurate with training, experience and position.

- Working Capital
  35.0%
  We will use 35% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fee
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.bushwackerspirits.com/ (https://www.bushwackerspirits.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/bushwacker-spirits

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Coastal Brands, Inc.

[See attached]

Coastal Brands, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to October 7, 2024

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

[Do not Delete]

To: Coastal Brands, Inc. Management

We have reviewed the accompanying financial statements of Coastal Brands, Inc. (the Company) which comprise the statement of financial position as of October 7, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
Bushwacker Spirits LLC was incorporated on March 4, 2020, in the State of Florida. Coastal Brands, Inc., which was incorporated on October 7, 2024, in Delaware, will serve as the successor to Bushwacker Spirits LLC. Coastal Brands, Inc. plans to conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 31, 2024

3

COASTAL BRANDS, INC.
STATEMENT OF FINANCIAL POSITION

	As of October 7, 2024
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Accrued Expenses	10,000
TOTAL LIABILITIES	10,000
EQUITY	
Retained Earnings (Accumulated Deficit)	(10,000)
TOTAL EQUITY	(10,000)
TOTAL LIABILITIES AND EQUITY	-

See Accompanying Notes to these Unaudited Financial Statements

COASTAL BRANDS, INC.
STATEMENT OF OPERATIONS

	Inception- October 7, 2024
Operating Expenses	
General and Administrative Expenses	10,000
Total Operating Expenses	**10,000**
Total Loss from Operations	**(10,000)**
Net Loss	**(10,000)**

See Accompanying Notes to these Unaudited Financial Statements

COASTAL BRANDS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common Stock | | Retained Earnings | Total Shareholder's |
	# of Shares	$ Amount	(Accumulated Deficit)	Equity
Inception	-	-	-	-
Issuance of Common Stock	-	-	-	-
Additional Paid in Capital	-	-	-	-
Net loss	-	-	(10,000)	(10,000)
Ending Balance 10/7/24	-	-	(10,000)	(10,000)

See Accompanying Notes to these Unaudited Financial Statements

COASTAL BRANDS, INC.
STATEMENT OF CASH FLOWS

	Inception - October 7, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(10,000)
Adjustments to reconcile Net Loss to Net Cash used in operations	
Increase in Accrued Expenses	10,000
Total Adjustments to reconcile Net Loss to Net Cash used in operations	10,000
Net Cash provided by (used in) Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Coastal Brands, Inc. ("the Company") was incorporated on October 7, 2024, in the state of Delaware. Historically, the Company operated through its predecessor, Bushwacker Spirits LLC "predecessor", to manage its business operations.

The transition to Coastal Brands Inc. as a holding company allows all current members to become shareholders. This structure is essential, as Bushwacker Spirits holds the necessary alcohol licenses, which require it to remain active for operational purposes.

The Company will continue to operate as its predecessor, producing and selling ready-to-drink Bushwacker cocktail products to distributors in 17 states, primarily in the Southeastern United States, with the goal of further expanding its market reach.

The Company will conduct a crowdfunding campaign in 2024 to raise operating capital. This initiative aims to strengthen the supply chain and broaden distribution, enabling Bushwacker Spirits to reach a larger customer base and establish a national presence.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of October 7, 2024, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating doubt include the fact that the Company has commenced principal operations through its predecessor and has incurred losses every year since its inception, which may continue in the future. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with the U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 7, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of October 7, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Following the model of its predecessor, the Company will generate revenues by selling ready-to-drink alcoholic beverages. Payments will generally be collected upfront, although some sales will likely be made on credit terms of 30 to 60 days. The Company will utilize a factoring group to accelerate cash inflow for certain transactions. The primary revenue-generating activity will involve securing distribution contracts with distributors that sell the products to retailers.

Revenue will be recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company will establish a liability for expected returns and record an asset (along with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

General and Administrative
General and administrative expenses consist of various operational costs essential for business management and administration, legal expenses and professional fees..

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company 's accrued expenses amounting to $10,000 as of October 7, 2024 pertains to legal fees and other expenses in connection with the incorporation of the Company.

NOTE 6 – EQUITY

The Company has authorized 8,200,000 common shares with a par value of $0.0001 per share.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 7, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2024, the date these financial statements were available to be issued. No transactions require disclosure.

Bushwacker Spirits, LLC
(the "Company")
a Florida Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Bushwacker Spirits, LLC Management

We have reviewed the accompanying financial statements Bushwacker Spirits, LLC (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Successor Entity:
Bushwacker Spirits, LLC was incorporated on March 4, 2020 in the State of Florida. Coastal Brands, Inc. will serve as the successor company for its predecessor Bushwacker Spirits, LLC. Coastal Brands, Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 31, 2024

BUSHWACKER SPIRITS, LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	18,869	26,164
Inventory	791,568	514,573
Prepayments	-	528,566
Total Current Assets	810,437	1,069,303
Non-Current Asset:		
Other Assets	7,142	5,392
Total Non-Current Asset	7,142	5,392
TOTAL ASSETS	817,579	1,074,695
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Cards	90,535	-
Loans Payable - Current portion	1,710,092	361,993
Related Party Loans Payable	-	490,000
Other Current Liabilities	20,530	68,877
Total Current Liabilities	1,821,157	920,870
Non-Current Liability:		
Loans Payable - Noncurrent portion	108,462	162,278
Total Non-Current Liability	108,462	162,278
TOTAL LIABILITIES	1,929,619	1,083,148
EQUITY		
Member's Capital	2,578,356	1,754,653
Retained Earnings (Accumulated Deficit)	(3,690,396)	(1,763,106)
TOTAL EQUITY	(1,112,040)	(8,453)
TOTAL LIABILITIES AND EQUITY	817,579	1,074,695

See Accompanying Notes to these Unaudited Financial Statements

BUSHWACKER SPIRITS, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Sales	1,477,451	1,444,994
Cost of Goods Sold	1,163,067	956,914
Gross Profit	314,384	488,080
Operating Expenses		
Advertising & Marketing	209,506	400,618
Payroll	356,647	165,049
General and Administrative	1,447,004	1,411,920
Total Operating Expenses	**2,013,157**	**1,977,587**
Total Loss from Operations	**(1,698,773)**	**(1,489,507)**
Other Income (Expense)		
Interest Expense	(228,517)	(44,644)
Total Other Income (Expense)	**(228,517)**	**(44,644)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,927,290)**	**(1,534,151)**
Depreciation Expense	-	228,955
Net Loss	**(1,927,290)**	**(1,763,106)**

See Accompanying Notes to these Unaudited Financial Statements

BUSHWACKER SPIRITS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained Earnings (Deficit)	Total Member's Equity
	Units	$ Amount		
Beginning balance at 1/1/22	125,000	530,808	-	530,808
Contribution	15,500	1,250,588	-	1,250,588
Distribution	-	(26,743)	-	(26,743)
Net loss	-		(1,763,106)	(1,763,106)
Ending balance at 12/31/22	140,500	1,754,653	(1,763,106)	(8,453)
Contribution	13,139	843,421	-	843,421
Distribution	-	(19,718)	-	(19,718)
Net loss	-	-	(1,927,290)	(1,927,290)
Ending balance at 12/31/23	153,639	2,578,356	(3,690,396)	(1,112,040)

See Accompanying Notes to these Unaudited Financial Statements

BUSHWACKER SPIRITS, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(1,927,290)	(1,763,106)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Depreciation Expense	-	228,955
Increase in Inventory	(276,995)	(56,211)
(Increase) Decrease in Prepayments	528,566	(288,566)
Increase in Other Assets	(1,750)	-
Increase in Credit Cards	90,535	-
Increase (Decrease) in Other Current Liabilities	(48,347)	48,207
Decrease in Other Noncurrent Liabilities	-	(186,194)
Total Adjustments to reconcile Net Loss to Net Cash used in operations	292,009	(253,809)
Net Cash used in Operating Activities	(1,635,281)	(2,016,915)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Purchase of Fixed Assets	-	(228,955)
Net Cash used in an Investing Activity	-	(228,955)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loans	1,294,283	524,271
Proceeds from (Payments to) a Related Party Loan	(490,000)	490,000
Member's Capital	823,703	1,223,845
Net Cash provided by Financing Activities	1,627,986	2,238,116
Cash at the beginning of period	26,164	33,918
Net Cash increase (decrease) for period	(7,295)	(7,754)
Cash at end of period	18,869	26,164

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Bushwacker Spirits, LLC ("the Company"), founded on March 4, 2020, in the state of Florida, specializes in producing a ready-to-drink version of the Bushwacker cocktail. The Company generates revenue by selling its product to distributors across 17 states, primarily in the Southeastern United States.

In its first full year of operation, the Company achieved a successful market entry, leading to plans for further development and expansion of distribution. To facilitate this growth, the Company initiated the incorporation of Coastal Brands, Inc. as a holding company in 2024, transitioning all current members of the Company to shareholders in Coastal Brands, Inc. This structure is essential, as Bushwacker Spirits holds the necessary alcohol licenses, requiring the Company to remain active for operational purposes.

Coastal Brands, Inc. will conduct a crowdfunding campaign in 2024 to raise operating capital. This initiative aims to strengthen the supply chain and broaden distribution, enabling Bushwacker Spirits to reach a larger customer base and establish a national presence.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $18,869 and $26,164 in cash as of December 31, 2023 and December 31, 2022, respectively.

Inventory

Inventory consisted primarily of a combination of ingredients or raw materials, packaging, and finished goods of its ready-to-drink products. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out method. Total inventory at December 31, 2023, and December 31, 2022, was $791,568 and $514,573, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment in 2023.

A summary of the Company's property and equipment as of December 31 is shown below:

Property Type	Useful Life in Years	2023	2022
Machinery & Equipment	1-2	168,524	168,524
Vehicle	2	94,842	94,842
Less Accumulated Depreciation		(263,366)	(263,366)
Totals		-	-

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling ready-to-drink alcoholic beverages. Payments are generally collected upfront, but some are allowed on credit terms of 30 to 60 days. The Company also utilizes a factoring group to accelerate cash inflow for certain sales. The primary revenue-generating activity is securing distribution contracts with distributors that sell the products to retailers.

Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including office supplies, travel, legal and accounting services, storage, shipping, freight and delivery, licenses, training, supplies, and rent.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As detailed in Note 5, the Company had an outstanding loan of $490,000 to its current member, Sand Flea LLC, as of December 31, 2022. This loan was fully paid by 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - The Company entered into various loan agreements from 2022 to 2023, primarily to finance its operations and fund equipment acquisition.

The following table summarizes the outstanding loans as of December 31, 2023:

Lender	Principal Amount	No. of Loans	Date Granted	Interest Rate	Duration before Maturity (months)	For the Year Ended December 2023		
						Current Portion	Non-Current Portion	Total Indebtedness
Intuit Financing Inc. ("IFI")	104,000	2	5/27/2022 & 12/18/2023	6%-13%	9-18	39,000	-	39,000
National Funding Inc.	345,000	2	7/6/2022 & 5/24/2023	5%-7%	13	77,729	-	77,729
Truist Financial	96,147	1	7/6/2022	3%	21	14,618	60,455	75,073
Brewbaker Motors Inc.	82,817	1	7/16/2022	4%	18	14,775	48,007	62,782
American Express National Bank	299,500	6	6/6/2022 6/15/2022 11/1/2022 1/11/2023 5/4/2023 & 7/11/2023	4%-13%	12-18	57,980	-	57,980
Bryant Bank	1,500,000	1	8/18/2023	6%	16	1,488,874	-	1,488,874
Forward Financing LLC	80,000	1	11/17/2022	13%	8		-	-
Byzfunder	40,000	1	11/17/2022	7%	20	17,116	-	17,116
Sand Flea LLC (Related Party)	500,000	1	9/9/2022	11%	8		-	-
	3,047,464	16				1,710,092	108,462	1,818,553

Additionally, the following table summarizes the outstanding loans as of December 31, 2022:

Lender	Principal Amount	No. of Loans	Date Granted	Interest Rate	Duration before Maturity (months)	For the Year Ended December 2022		
						Current Portion	Non-Current Portion	Total Indebtedness
Intuit Financing Inc. ("IFI")	104,000	2	5/27/2022 & 12/18/2023	6%-13%	9-18	39,303	0	39,303
National Funding Inc.	345,000	2	7/6/2022 & 5/24/2023	5%-7%	13	73,745	0	73,745
Truist Financial	96,147	1	7/6/2022	3%	21	15,321	75,073	90,394
Brewbaker Motors Inc.	82,817	1	7/16/2022	4%	18	14,249	62,782	77,031
American Express National Bank	299,500	6	6/6/2022 6/15/2022 11/1/2022 1/11/2023 5/4/2023 & 7/11/2023	4%-13%	12-18	133,570	7,307	140,877
Bryant Bank	1,500,000	1	8/18/2023	6%	16			0
Forward Financing LLC	80,000	1	11/17/2022	13%	8	64,578		64,578
Byzfunder	40,000	1	11/17/2022	7%	20	21,227	17,116	38,343
Sand Flea LLC (Related Party)	500,000	1	9/9/2022	11%	8	490,000	0	490,000
	3,047,464	16				851,993	162,278	1,014,271

NOTE 6 – EQUITY

The Company is a limited liability company with various members. The equity ownership of each member is represented by a percentage interest of ownership as shown below:

Members	Membership Interest	
	2022	2023
Kaboom Computers LLC	28%	26%
CTAO LLC	28%	26%
Adam Winger	12%	13%
Southern Tech LLC	4%	4%
NW Development	10%	12%
Sand Flea LLP	5%	5%
Others	13%	15%
Total	100%	100%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2024, the date these financial statements were available to be issued.

Coastal Brands Inc., the Company's holding company, was incorporated on October 7, 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


GET A PIECE OF BUSHWACKER SPIRITS

Smooth. Fun. Fantastic.

Bushwacker Spirits brings iconic coastal cocktails to consumers in a convenient ready-to-drink format, anchored by the popular "Bushwacker" cocktail. Since launching, we have expanded to 17 states, working with over 30 distributors, and earned prestigious awards, to which we believe has cemented our place in the growing RTD cocktail space.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST



2024 Double Gold Winner: Bushwacker Spirits earned this top honor at the San Francisco World Spirits Competition, ranking among the best in RTD with over 5,500 entries judged by 70 experts.



Growing Market: Positioned within the **$19.5 billion RTD cocktail market** , Bushwacker benefits from strong category growth and demand for convenient, high-quality beverages.

These statements are based on current assumptions and projections and may not reflect future outcomes.

TEAM



Michael Smith • CEO & Co-Founder

An accomplished start-up CEO with more than 20 years of experience in marketing and product development.

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Carter Echols • CFO & Co-Founder

A successful entrepreneur and executive with more than 20 years of experience in the CPG and Retail Food & Beverage industries.

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Eric Daigle • Operations Director

A US Marine Corps veteran with more than 20 years of experience in operations and logistics.

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Will Sanders • Head of Marketing

A dynamic marketing professional with extensive experience in the spirits industry, previously leading projects at both Brown-Forman and Sazerac.

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Get Equity
$2.00 Per Share

MIN INVEST ⓘ
$250

VALUATION
$14.5M

THE PITCH

Escape to Paradise in Every Sip

Traditional cocktails often require time, effort, and multiple ingredients to achieve the authentic taste and experience people love, especially coastal-inspired drinks that evoke vacation memories. This makes it challenging for consumers to enjoy these drinks conveniently in everyday settings.

Bushwacker Spirits brings the beloved coastal cocktail experience to consumers in a ready-to-drink format, capturing the rich, tropical flavors of classic beachside favorites in premium packaging. This enables Bushwacker drinkers to enjoy high-quality cocktails easily, wherever they are, with all-natural ingredients and a memorable, refreshing experience.



OUR PRODUCT LINE







OUR FLAGSHIP PRODUCT	A SPIN ON THE ORIGINAL	THE BULK PACKAGE
Our original rum-based product that is designed with versatility in mind	Sweet wine-based alcohol version to allow it to be sold by more retailers	Bulk concentrated mixture that is a big hit with high volume bars and restaurants
Available in 750ml and 50ml	Available in 750ml and 50ml (10pk)	Available in 3L containers
17% ABV	13.9% ABV	13.9% ABV

THE PROBLEM & OUR SOLUTION

The Bushwacker Brand Advantage

The ready-to-drink (RTD) cocktail market is booming, with a current value of over $19 billion. Increasing demand for convenient, premium cocktails highlights the shift toward high-quality, ready-made options that bring bar-like experiences into consumers' homes.

Bushwacker Spirits has shown exciting growth in just four years, partnering with over 30 top distributors and expanding into 17 states. With multiple prestigious awards, including Double Gold from the San



17
STATES

6,000+
RETAIL LOCATIONS

32
DISTRIBUTORS

50 MILLION
POTENTIAL CUSTOMERS

Current Distribution
2025 Expansion Plans

'ESTIMATED NUMBERS FROM CURRENTLY KNOWN DATA. DISTRIBUTORS=WAREHOUSES. POTENTIAL CUSTOMERS = 21 AND OVER IN TERRITORY

RETAIL POINTS OF DISTRIBUTION



132%
INCREASE

2022   2024

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.



ENGAGED SOCIAL COMMUNITY



FOLLOWERS:

42,538

IMPRESSIONS (YTD)

6,032,614

REACH (YTD)

4,535,800





OUR RETAILERS



























SPIRITS · BEER & MORE
RETAILERS
Total Wine
FINE WINE
ABC
& SPIRITS
HyVee
EMPLOYEE OWNED
Hilton
Walmart
THE RITZ-CARLTON
Winn Dixie
piggly wiggly
7 ELEVEN
ROUSES MARKETS
festival foods
CITGO

BUSHWACKER

TIER 1 **$250**

- 1 Exclusive Bushwacker Investor Hat
- 1 Exclusive Bushwacker Investor T-Shirt
- 1 Exclusive Bushwacker Investor Sticker
- 1 Ownership Certificate

TIER 2 **$500**

- 1 Exclusive Bushwacker Investor Hat
- 1 Exclusive Bushwacker Investor T-Shirt
- 1 Exclusive Bushwacker Investor Sticker
- 2 Exclusive Bushwacker Investor Tumblers
- 10% Discount in Merch Store
- 1 Ownership Certificate

TIER 3 **$1,000**

- 1 Exclusive Bushwacker Cooler Backpack
- 2 Exclusive Bushwacker Investor Hats
- 2 Exclusive Bushwacker Investor T-Shirts
- 2 Exclusive Bushwacker Investor Stickers
- 2 Exclusive Bushwacker Investor Tumblers
- 20% Discount in Merch Store
- 1 Ownership Certificate
- Bushwacker Founders Club Perks

TIER 4 **$5,000**

- 5% Bonus Shares
- 1 Exclusive Bushwacker Cooler Backpack
- 2 Exclusive Bushwacker Investor Hats
- 4 Exclusive Bushwacker Investor T-Shirts
- 4 Exclusive Bushwacker Investor Stickers
- 4 Exclusive Bushwacker Investor Tumblers
- 20% Discount in Merch Store
- 1 Ownership Certificate
- Bushwacker Founders Club Perks

TIER 5 **$10,000**

- 5% Bonus Shares
- 2 Exclusive Bushwacker Cooler Backpacks
- 2 Exclusive Bushwacker Investor Hats
- 4 Exclusive Bushwacker Investor T-Shirts
- 4 Exclusive Bushwacker Investor Stickers
- 4 Exclusive Bushwacker Investor Tumblers
- 20% Discount in Merch Store
- 1 Ownership Certificate

TIER 6 **$25,000**

- 10% Bonus Shares
- 2 Exclusive Bushwacker Cooler Backpacks
- 2 Exclusive Bushwacker Investor Hats
- 4 Exclusive Bushwacker Investor T-Shirts
- 4 Exclusive Bushwacker Investor Stickers
- 4 Exclusive Bushwacker Investor Tumblers
- 20% Discount in Merch Store
- 1 Ownership Certificate

the scenes R&D process and participate in helping choose what the next flavor will be!
the scenes R&D process and participate in helping choose what the next flavor will be!
You can also participate in the taste test of the new product development!
TIER 7
$50,000
• 15% Bonus Shares
• 2 Exclusive Bushwacker Cooler Backpacks
• 4 Exclusive Bushwacker Investor Hats
• 4 Exclusive Bushwacker Investor T-Shirts
• 4 Exclusive Bushwacker Investor Stickers
• 4 Exclusive Bushwacker Investor Tumblers
• 20% Discount in Merch Store for 1 year
• 1 Ownership Certificate
• Bushwacker Founders Club Perks
Round trip airfare and hotel for a 4 day 3 night trip to the beautiful gulf coast in Florida. A fun guided tour Bushwacker Crawl to visit some of the most famous locations that serve Bushwackers.
Hang out with the founders during your choice of a fishing trip, round of golf, or similar activity.
*perks occur after offering is complete
*Perks involving product discounts are subject to state shipping laws and regulations. Alcohol orders can only be shipped to states where the company is legally permitted to distribute. Availability may vary, and certain restrictions may apply.

ABOUT

HEADQUARTERS
3135 Southgate Circle
Sarasota, FL 34239

WEBSITE
View Site

Bushwacker Spirits brings iconic coastal cocktails to consumers in a convenient ready-to-drink format, anchored by the popular "Bushwacker" cocktail. Since launching, we have expanded to 17 states, working with over 30 distributors, and earned prestigious awards, to which we believe has cemented our place in the growing RTD cocktail space.

TERMS

Bushwacker Spirits

Overview

PRICE PER SHARE
$2

VALUATION
$14.5M

DEADLINE
Mar. 11, 2025 at 11:59 PM UTC

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

ABOUT

Headquarters: **3135 Southgate Circle, Sarasota, FL 34239**

Bushwacker Spirits is a beach-themed cocktail and lifestyle brand with premium products in multiple segments in the adult beverage space. After receiving a double gold medal at the San Francisco Wine and Spirits Awards and receiving a Rising Stars award from Beverage Dynamics, the company introduced product-line extensions and expanded domestic and international distribution.

Explore More Investment Opportunities in Food & Beverage on StartEngine!

62,000

MAX NUMBER OF SHARES OFFERED

62,000

Looking for more investment options in the Food & Beverage space? Click here to view all available offerings on StartEngine and get involved today.

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$817,579	$1,074,695
Cash & Cash Equivalents	$18,869	$26,164
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$817,579	$1,074,695
Revenue & Sales	$1,477,451	$1,444,994
Costs of Goods Sold	$1,163,067	$956,914
Taxes Paid	$0	$0


Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus shares.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 10% bonus shares.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 15% bonus shares.

Amount-Based Perks

Tier 1 | $250

Invest $250+ and receive 1 Exclusive Bushwacker Investor Hat, 1 Exclusive Bushwacker Investor T-Shirt, 1 Exclusive Bushwacker Investor Sticker& 1 Ownership Certificate

Tier 2 | $500

Invest $500+ and receive 1 Exclusive Bushwacker Investor Hat, 1 Exclusive Bushwacker Investor T-Shirt, 1 Exclusive Bushwacker Investor Sticker, 2 Exclusive Bushwacker Investor Tumblers, 10% Discount in Merch Store and 1 Ownership Certificate

Tier 3 | $1000

Invest $5000+ and receive 5% Bonus Shares, 1 Exclusive Bushwacker Cooler Backpack, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate and Bushwacker Founders Club Perks

Tier 5 | $10,000

Invest $10,000 and receive 5% Bonus Shares, 2 Exclusive Bushwacker Cooler Backpacks, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate, Bushwacker Founders Club Perks and Help Bushwacker decide their next flavor! You will get exclusive updates on the behind the scenes R&D process and participate in helping choose what the next flavor will be!

Tier 6 | $25,000

Invest $25,000+ and receive 10% Bonus Shares, 2 Exclusive Bushwacker Cooler Backpacks, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store, 1 Ownership Certificate, Bushwacker Founders Club Perks, Help Bushwacker decide their next flavor and you can also participate in the taste test of the new product development!

Tier 7 | $50,000

Invest $50,000+ and receive 15% Bonus Shares, 2 Exclusive Bushwacker Cooler Backpacks, 2 Exclusive Bushwacker Investor Hats, 4 Exclusive Bushwacker Investor T-Shirts, 4 Exclusive Bushwacker Investor Stickers, 4 Exclusive Bushwacker Investor Tumblers, 20% Discount in Merch Store for 1 year, 1 Ownership Certificate, Bushwacker Founders Club Perks, Round trip airfare and hotel for a 4 day 3 night trip to the beautiful gulf coast in Florida. A fun guided tour Bushwacker Crawl to visit some of the most famous locations that serve Bushwackers & hang out with the founders during your choice of a fishing trip, round of golf, or similar activity.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

**Perks involving product discounts are subject to state shipping laws and regulations. Alcohol orders can only be shipped to states where the company is legally permitted to distribute. Availability may vary, and certain restrictions may apply.*

***Perks occur after offering is complete.*

The 10% StartEngine Venture Club Bonus

Coastal Brands, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $2000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

PRESS

The Best Rum-Based RTD at the 2024 San Francisco Ready to Drink Competition

View Article

BEVNET

Bushwacker Earns Double Gold at Prestigious 2024 San Francisco World Spirits Competition

View Article

Patch

Bushwacker Spirits Secures Back-to-Back Growth Brands Rising Star Awards!

View Article

Alabama Life & Culture

Meet the Alabama guys who've put Bushwacker in a bottle

View Article

What's on your mind?

0/2500

Post

Ice breaker! What brought you
to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of


Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →







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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:51 PM 11/14/2024
FILED 03:51 PM 11/14/2024
SR 20244216332 - File Number 10007720

CERTIFICATE OF INCORPORATION
OF
COASTAL BRANDS, INC.

Article I

The name of the corporation is Coastal Brands, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Eight Million Two Hundred Thousand (8,200,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on October 7, 2024.

Jeffrey S. Marks
Jeffrey S. Marks, Incorporator